ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 16, 2023	Lisa M. Henry T +1 617 951 7780 Lisa.Henry@ropesgray.com

BY EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

AMG Funds (Registration Nos. 333-84639 and 811-09521), AMG Funds I (Registration Nos. 033-44909 and 811-06520), AMG Funds II (Registration Nos. 033-43089 and 811-06431), AMG Funds III (Registration Nos. 002-84012 and 811-03752), and AMG Funds IV (Registration Nos. 033-68666 and 811-08004)

Ladies and Gentlemen:

On behalf of AMG Funds, AMG Funds I, AMG Funds II, AMG Funds III, and AMG Funds IV (each, a “Trust” and collectively, the “Trusts”) and each of their series (each, a “Fund” and collectively, the “Funds”), we are filing today through EDGAR, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, a copy of the Trusts’ preliminary proxy statement relating to their October 10, 2023 combined special meeting of stockholders of the Funds. The meeting is being called for the purposes described in the enclosed proxy statement. Copies of the proxy statement are expected to be mailed to the Funds’ shareholders beginning on or about September 1, 2023.

Please direct any questions concerning this filing to the undersigned at (617) 951-7780.

Very truly yours,

/s/ Lisa M. Henry

Lisa M. Henry